UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549-1004
                                  FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934


For the fiscal year ended December 31, 1998
                          -----------------

                  OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934


For the transition period from                       to
                               ---------------------    ---------------------


Commission file number 33-19551
                       --------




                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS
                       --------------------------------
                           (Full title of the plan)


                          General Motors Corporation
             100 Renaissance Center, Detroit, Michigan 48265-1000
             ----------------------------------------------------
              (Name of issuer of the securities held pursuant to
                  the plan and the address of its principal
                              executive offices)


Registrant's telephone number, including area code (313)-556-5000


    Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:





                                          Peter R. Bible
                                          Chief Accounting Officer
                                          General Motors Corporation
                                          100 Renaissance Center.
                                          Detroit, Michigan 48265-1000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a)   FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                Page No.
      -----------------------------------------------                --------
      Saturn Individual Savings Plan for Represented Members:
        Independent Auditors' Report. . . . . . . . . . . . . . . . .   3
        Statements of Net Assets Available for Benefits
          as of December 31, 1998 and 1997. . . . . . . . . . . . . .   4
        Statements of Changes in Net Assets Available for Benefits
          for the Years Ended December 31, 1998 and 1997. . . . . . .   5
        Notes to Financial Statements . . . . . . . . . . . . . . . .   6
        Supplemental schedules:
          Line 27a-Schedule of Assets Held for Investment Purposes,
             as of December 31, 1998. . . . . . . . . . . . . . . . .  17
          Line 27d-Schedule of Reportable Transactions for the
            Year Ended December 31, 1998. . . . . . . . . . . . . . .  19
        Supplemental schedules not listed above are omitted because of the absence of the conditions under which they are required.

(b)   EXHIBIT
      -------

      Exhibit 23 - Independent Auditors' Consent. . . . . . . . . . .  20





                                  SIGNATURE


      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the President's Council of General Motors Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                              Saturn Individual Savings Plan
                                              for Represented Members
                                              ------------------------------
                                                       (Name of plan)



Date  June 29, 1999              By:
      -------------


                                               /s/John F. Smith, Jr.
                                              ------------------------------
                                              (John F. Smith, Jr., Chairman
                                               President's Council)

INDEPENDENT AUDITORS' REPORT
----------------------------

Saturn Individual Savings Plan
for Represented Members:

We have audited the accompanying statements of net assets available for benefits of the Saturn Individual Savings Plan for Represented Members (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1998, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP


Nashville, Tennessee
June 23, 1999

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                       AS OF DECEMBER 31, 1998 AND 1997

                                                     1998             1997
                                                  -----------     -----------

ASSETS:
Investments, at fair value:

   Value of Interest in General Motors Savings
     Plans Master Trust                          $87,724,172      $68,367,643
   Mutual Funds                                   83,796,511       58,596,085
   Fixed Income Fund                               4,427,712          981,462
   Loans to participants                          13,779,219       11,881,273

Investments, at contract value:
   Investment contracts stated at cost
     plus accumulated interest                    42,008,925       36,206,385
                                                 -----------      -----------

      Total assets                               231,736,539      176,032,848

LIABILITIES:
   Accounts payable                                        -           32,389
                                                 -----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS               $231,736,539     $176,000,459
                                                 ===========      ===========



Reference should be made to the Notes to Financial Statements.

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                     1998             1997
                                                 -----------      -----------
ADDITIONS:
   Investment income:
     Net appreciation in
      fair value of investments                    2,723,729       $2,890,706
     Dividends                                     5,166,703        3,611,523
     Interest                                     12,095,079        5,320,575
     Net investment income from the General
      Motors Savings Plans Master Trust           18,798,618       14,903,434
                                                  ----------       ----------

        Total investment income                   38,784,129       26,726,238
                                                  ----------       ----------
   Interest on loans                               1,076,522          826,605
                                                  ----------       ----------
   Participants contributions:
     After tax                                     4,607,395        5,948,955
     Tax-deferred                                 17,645,374       19,320,150
     Rollover                                      1,072,918        1,210,933
                                                  ----------       ----------

        Total contributions                       23,325,687       26,480,038
                                                  ----------       ----------

     Total additions                              63,186,338       54,032,881
                                                  ----------       ----------
DEDUCTIONS:
   Benefits paid to participants                   7,448,722        7,935,398
   Forfeitures                                         1,536                -
                                                  ----------       ----------
        Total deductions                           7,450,258        7,935,398
                                                  ----------       ----------
NET INCREASE                                      55,736,080       46,097,483

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                             176,000,459      129,902,976
                                                 -----------      -----------

   End of year                                  $231,736,539     $176,000,459
                                                 ===========      ===========




Reference should be made to the Notes to Financial Statements.

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                        NOTES TO FINANCIAL STATEMENTS

A.  PLAN DESCRIPTION

Saturn Corporation ("Saturn"), a wholly-owned subsidiary of General Motors Corporation ("Corporation"), established a defined contribution plan, the Saturn Individual Savings Plan for Represented Members (the "Plan"). General Motors Investment Management Corporation acts as the Plan fiduciary and, along with various officers, employees and committees with authority delegated by the Plan fiduciary, controls and manages the operation and administration of the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Assets of the Plan are held by various investment managers under the direction of a Trustee. The Plan provides eligible represented members with tax-deferred and after-tax voluntary savings opportunities. The following brief description of the Plan is provided for general information purposes only. Refer to the "Complete Text" of the Plan for a comprehensive description.

     Participation
     Eligibility in the Plan is restricted to regular employees of Saturn compensated fully or partly by salary who are represented by the United Auto Workers ("UAW") or other labor organizations which have adopted the Plan. Employees who are classified as contract or leased employees are not eligible to participate. Eligible employees may participate in the Plan and accumulate savings as of the first day of employment. Employees on approved disability leaves of absence, or certain special leaves of absence, remain eligible to accumulate savings for a period of one year while on such leaves.

     Participant Contributions
     Participants may elect to contribute to the Plan in several ways:

     o Participants may contribute up to 25% of Eligible Earnings (20% for the period ending December 31, 1997) on an after-tax basis whereby the contributions are included in the participant's taxable income in the period of contribution ("After-Tax Savings").

     o Participants may contribute up to 25% of Eligible Earnings (20% for the period ending December 31, 1997), or $10,000 for the year ended 1998 ($9,500 for the period ending 1997), whichever is less, on a tax-deferred basis, whereby the contributions are excluded from the participant's taxable income until such amounts are distributed to the participant from the Plan ("Tax-Deferred Savings").

     o Participants may elect to combine the above contribution methods, provided the contribution limitations noted above are not exceeded.

     o Participants who have transferred to Saturn from another unit of the Corporation are allowed to transfer assets into the Plan from the General Motors Corporation Personal Savings Plan Trust.

     o Newly hired employees are permitted to make a rollover contribution equal to the taxable portion of cash proceeds received from a previous employer's qualified savings plan ("Rollover Contributions").

     Description of Investment Options:

    General Motors Corporation Common Stock Funds: $1-2/3 Par Value; Class H, $0.10 Par Value - Under this option, participants' contributions are invested in General Motors common stock.

    Each  participant  directs  the  Trustee  how to vote  common  stock  shares
    allocated to his or her account.  The Trustee   will  not exercise   voting
    rights with respect to those shares for which a direction has not been received by the required deadline.

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

    Assets invested in the Common Stock Fund are expressed in terms of units rather than shares of stock. Each unit represents a proportionate interest in all of the assets of the Common Stock Fund. The number of units credited to a participant's account will be determined by the amount of the participant's contributions and the purchase price of a unit.

    Raytheon Class A Common Stock Fund - Effective December 17, 1997, GM spun-off the defense electronics business of Hughes Electronics, a GM subsidiary ("Hughes Defense"), to holders of GM $1-2/3 par value and Class H common stock, which was immediately followed by the merger of Hughes Defense with Raytheon Company. In connection with the above transaction, Raytheon Class A common stock was distributed to holders of the GM $1-2/3 par value and Class H common stocks. Plan participants holding Class H Common Stock Fund units were allocated approximately .81 units of Raytheon Class A units for each unit of GM Class H held. Plan participants holding GM $1-2/3 par value Common Stock Fund units were allocated approximately .08 units of Raytheon Class A units for each unit of GM $1-2/3 held. The determination of the allocation ratio for units was based on the number of units held in the Plan. Such distribution was recorded as a stock dividend and totaled approximately $314 million of which $172 million and $142 million were distributed to $1-2/3 par value common stockholders and Class H common stockholders, respectively.

    Such distribution required the addition of the Raytheon Class A Common Stock Fund as an investment option. The Raytheon Class A Common Stock Fund will remain as an investment option through December 31, 2002; however, no further contributions or exchanges from any other investment options into the Raytheon Class A Common Stock Fund will be permitted during that time. Dividends, if any, paid on Raytheon Class A Common Stock held by the Master Trust (see Note F) will be invested in an income fund investment option prior to allocation to participants' accounts.

    Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of the Raytheon Class A Common Stock, the amount of any dividends paid thereon, and by interest earned on short-term investments held by the fund.

    Equity Index Fund - Under this option, participant contributions are invested in a portfolio of common stocks managed by an investment manager. The investment manager maintains a portfolio which is designed to match the performance of the Standard and Poor's 500 Index. This Index is a broad-based index of large companies which operate in a wide variety of industries and market sectors and which represent over two-thirds of the market capitalization of all publicly traded common stocks in the United States.

    Balanced Fund - Under this option, contributions are invested in equity and fixed income investments selected from opportunities available in the entire global capital market, including large and small capitalization common stocks, investment and non-investment grade bonds, convertible securities, real estate, emerging market investments, and venture capital, and may be issued by U.S. and non-U.S. issuers.

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

    From time to time, investment managers may use derivative financial instruments including forward exchange contracts and futures contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Plan's interest in funds, which utilized such financial instruments, is not considered significant to the Plan's financial statements.

    The above five options are included under the General Motors Savings Plans Master Trust (See Note F.)

    Income Fund - Under this option, funds are invested in investment contracts issued by insurance companies. The issuing companies have agreed to provide this fund with a net fixed or floating contract interest rate that is to be earned over a specified period and payment of principal and interest upon participant initiated withdrawals and/or transfers of assets.

    The crediting interest rates, fund managers and contract value of the investment contracts at December 31, 1998 and 1997, respectively, were as follows:

         Interest Interest
         Rate     Rate
         as of    as of            Fund                Investment Contracts
         12/31/98 12/31/97        Manager               1998          1997
         --------  -----------------------------    ----------     ----------
                     6.23% Principal Mutual Life    $        0     $2,829,398
                     7.38% Provident National                0      1,545,330
           6.72%     6.86% New York Life             5,101,449      4,776,638
           5.88%     6.26% John Hancock Mutual Life 10,088,487      5,629,486
           6.00%     6.40% John Hancock Mutual Life  8,122,654      7,695,835
           6.00%     7.00% Metropolitan Life        18,696,335     13,729,698
                                                    ----------     ----------
                                                   $42,008,925    $36,206,385
                                                    ==========     ==========


    The contract value of the investment contracts approximates their fair value at December 31, 1998 and 1997. The average yield on investment contracts for the years ended December 31, 1998 and 1997 was 6.37% and 6.69%, respectively.

    In 1998 and 1997, investments were also made in short-term U.S. Government debt obligations and cash. At December 31, 1998 and 1997, the fair value of such investments, considered as the Fixed Income Fund, was $4,427,712 and $981,462, respectively.

    Mutual Funds - This option is comprised of three core option mutual funds and fourty-four self directed account mutual funds managed by Fidelity Investments. (See Note C.) Each fund has a different objective and investment strategy. To pursue their objectives, the fund managers invest in a wide variety of investments. Complete information about each fund's objectives and investments is contained in that fund's prospectus.

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

Vesting

Participant contributions vest immediately. Saturn matched participant contributions made through January 1, 1992 and earnings thereon vest fully upon the attainment of 5 years of service, death, total and permanent disability or retirement.

Distributions

Participants may generally withdraw their Tax-Deferred Savings after they reach age 59-1/2 or prior to age 59-1/2 for Financial Hardship, as defined in the Plan's "Complete Text". After-Tax Savings, vested Saturn matched contributions and related earnings may be withdrawn any time upon a participant's request. Upon termination of employment, a final distribution of assets is made unless termination is by retirement or the participant's account exceeds $5,000 ($3,500 for the period ending December 31, 1997). In those instances, the distribution may be deferred until April 1 of the year after the participant reaches the age of 70-1/2. Participants who continue working beyond reaching the age of 70-1/2 are not required to begin distribution.

There were no distributions payable to participants included in net assets available for benefits as of December 31, 1998 and 1997.

Transfers

Participants may transfer assets between Investment Options at any time, with certain limitations.

Loans

Participants may borrow once per calendar year from both their Tax-Deferred and After-Tax Savings assets. The amount and term of the loans are limited under the Plan. Loans bear a rate of interest equal to the prime lending rate as of the last business day of the calendar quarter immediately preceding the date the Participant gives appropriate direction for a loan to the Plan recordkeeper (interest rates for outstanding loans at December 31, 1998 ranged from 6% to 9%). Interest paid on the loans is credited back to the borrowing participant's account in the Plan. No earnings accrue to the assets liquidated for the loan. At December 31, 1998 and 1997, loans to participants were $13,779,219 and $11,881,273, respectively.

Termination of the Plan

Although it has not expressed any intent to do so, Saturn has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions, the Administrator may direct the Trustee to:

    o continue to administer the Plan and pay account balances in accordance with the Plan's distribution policy described above, or

    o distribute the assets remaining in the Plan in a lump sum to participants and beneficiaries in proportion to their respective account balances.

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

    o  Investments are stated as follows:
       - General Motors Savings Plans Master Trust - at estimated market prices of the assets in the Master Trust as determined by the investment manager.
       - Investment Contracts - at contract value, which consists of cost plus accumulated interest.
       - Common/Collective Trust - Fixed Income Fund - at estimated market prices of the assets in the Fund as determined by the investment manager.
       -  Mutual Funds - at quoted market value.

    o General Motors common stock, $1-2/3 par value, acquired by the Trustee for the Plan may be obtained by purchases on the open market or from the Corporation by subscription or purchase. Such stock acquired by the Trustee on the open market is credited to the participants' accounts at the average per share cost of such purchases (excluding brokerage commissions, transfer taxes, etc.) made for each month. Stock obtained by the Trustee directly from the Corporation is credited to participants' accounts either at the average per share cost to the Trustee of the open market purchases of the stock acquired for a particular month or, in those months in which the Trustee acquires no stock on the open market, at the average of the daily mean high and low market prices of the stock as reported on the Composite Tape of Transactions for such month.

    o  Securities transactions are recorded on the date the trades are executed.

    o Net appreciation in value of investments held, sold, or distributed represents the change in the market value of the Plan's investments during the year.

    o  Investment income is recognized as earned.

    o The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates.

    o Certain costs of Plan administration are paid by Saturn.

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

C.  INVESTMENTS

The table below details the investment managers, the investment types (and interest rates at December 31, 1998) and the carrying value of investments as of December 31, 1998 and 1997.


Investment Manager          Investment Type          1998           1997
--------------------    -----------------------  ------------   ------------

State Street Bank       Value of Interest in
  and Trust             General Motors Savings
                        Plans Master Trust        $87,724,172*   $68,367,643*


Fidelity                Magellan                   18,946,251*    12,282,023*
Fidelity                Contrafund                 32,195,883*    22,413,360*
Fidelity                Mutual Funds               32,654,377**   23,900,702**
                                                   ----------     ----------
           Total mutual funds                      83,796,511     58,596,085
                                                   ----------     ----------
State Street Bank
  and Trust             Fixed Income Fund           4,427,712        981,462

Loans to Participants   6% to 9%                   13,779,219*    11,881,273*
                                                   ----------     ----------

Principal Mutual Life   Investment Contract, 6.23%          0      2,829,398

Provident National      Investment Contract, 7.38%          0      1,545,330

New York Life           Investment Contract, 6.72%  5,101,449      4,776,638

John Hancock
  Mutual Life           Investment Contract, 5.88% 10,088,487      5,629,486

John Hancock
  Mutual Life           Investment Contract, 6.00%  8,122,654      7,695,835
Metropolitan Life       Investment Contract, 6.00% 18,696,335*    13,729,698*
                                                   ----------     ----------

           Total Guaranteed Investment Contracts   42,008,925     36,206,385
                                                  ----------     ----------

           TOTAL                                 $231,736,539   $176,032,848
                                                  ===========    ===========
* Represents 5% or more of Plan assets.

** Represents the total of forty-five (forty-four as of December 31, 1997) individual mutual funds managed by Fidelity Investments, none of which exceed 5% or more of Plan assets.

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued


D.  SHARE AND UNIT VALUES

All assets invested in the Plan are expressed in terms of units. The number of units credited to each participant's account will be determined by the amount of deferred savings and the current value of each unit in the fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The following summarizes the Plan's number of units and the value of each unit by fund as of:

                                      December 31,          September 30,
                                  Number of Value of    Number of   Value of
                                    Units   Each Unit     Units     Each Unit
Fiscal Year 1998
GM $1-2/3 par value Common
    Stock Fund                      81,370  $172.040       89,780   $131.590
GM Class H Common Stock              6,340   104.860        4,194     98.640
Raytheon Class A Common Stock Fund   5,461    94.350        5,648     94.580
Equity Index Fund                2,409,678    29.040    2,404,108     23.930
Balanced Fund                      139,271    18.440      131,764     16.620
Income Fund                      3,573,315    12.961    3,109,739     12.760


                                        June 30,             March 31,
                                  Number of Value of    Number of   Value of
                                    Units   Each Unit     Units     Each Unit
Fiscal Year 1998
GM $1-2/3 par value Common
    Stock Fund                      76,705  $160.260       75,585   $161.820
GM Class H Common Stock              2,230   128.380            -          -
Raytheon Class A Common Stock Fund   5,977   105.060        6,403    103.710
Equity Index Fund                2,434,863    26.570    2,387,660     25.730
Balanced Fund                      149,005    17.860      160,524     17.750
Income Fund                      3,043,804    12.559    3,124,589     12.359



                                      December 31,          September 30,
                                  Number of Value of    Number of   Value of
                                    Units   Each Unit     Units     Each Unit
Fiscal Year 1997
GM $1-2/3 par value Common
    Stock Fund                      89,020  $145.830       80,370   $160.890
Raytheon Class A Common Stock Fund   7,088    89.890            -          -
Equity Index Fund                2,327,252    22.580    2,271,767     21.950
Balanced Fund                      133,685    16.370      127,725     16.490
Income Fund                      3,061,093    12.154    3,095,866     11.955


                                        June 30,             March 31,
                                  Number of Value of    Number of   Value of
                                    Units   Each Unit     Units     Each Unit
Fiscal Year 1997
GM $1-2/3 par value Common
    Stock Fund                      94,233  $134.080       93,701   $139.390
Equity Index Fund                2,195,703    20.420    2,144,828     17.380
Balanced Fund                      121,565    15.620      112,588     14.300
Income Fund                      3,123,297    11.758    3,067,958     11.569

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

E.  FUND INFORMATION

Contributions, investment income, benefits paid to participants, and interfund trust transfers by fund are as follows for the years ended December 31, 1998 and 1997:
                                                   1998              1997
Employee Contributions:

GM $1-2/3 par value Common Stock Fund          $1,310,963        $1,749,313
GM Class H Common Stock                            16,042                 -
Equity Index Fund                               5,659,740         5,955,223
Balanced Fund                                     428,871           454,195
Income Fund                                     6,505,168         7,874,553
Fidelity Mutual Funds                           3,773,750         4,097,495
Fidelity Contrafund                             3,533,919         4,270,360
Fidelity Magellan                               2,097,234         2,078,899


                                               ----------        ----------
                                              $23,325,687       $26,480,038
                                               ==========        ==========
Investment Income:

GM $1-2/3 par value Common Stock Fund          $3,350,137        $1,553,382
GM Class H Common Stock                           (78,629)                -
Raytheon Class A Common Stock Fund                 49,612           650,294
Equity Index Fund                              15,201,653        12,402,775
Balanced Fund                                     275,844           269,868
Income Fund                                     3,828,866         2,382,141
Fidelity Mutual Funds                           4,262,636         3,346,569
Fidelity Contrafund                             7,403,993         3,899,195
Fidelity Magellan                               4,490,017         2,222,014


                                               ----------        ----------
                                              $38,784,129       $26,726,238
                                               ==========        ==========
Benefits Paid to Participants:

GM $1-2/3 par value Common Stock Fund            $642,136          $835,935
GM Class H Common Stock                            16,305
Raytheon Class A Common Stock Fund                 29,349               375
Equity Index Fund                               2,058,351         2,247,507
Balanced Fund                                     139,127            52,813
Income Fund                                     2,890,074         3,188,370
Fidelity Mutual Funds                             652,503           527,807
Fidelity Contrafund                               621,019           631,876
Fidelity Magellan                                 399,858           450,715


                                               ----------        ----------
                                               $7,448,722        $7,935,398
                                               ==========        ==========

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

Interfund Trust Transfers:

GM $1-2/3 par value Common Stock Fund         $(2,844,268)      $(1,466,531)
GM Class H Common Stock                           736,457                 -
Raytheon Class A Common Stock Fund               (100,598)          (14,627)
Equity Index Fund                                (720,464)        1,860,888
Balanced Fund                                    (207,701)           65,258
Income Fund                                     1,727,699        (5,623,460)
Fidelity Mutual Funds                           1,474,754         3,333,785
Fidelity Contrafund                              (666,990)          604,630
Fidelity Magellan                                 601,111         1,240,057



                                                ---------         ---------
                                               $        -        $        -
                                                =========         =========
F.  THE MASTER TRUST

As of December 21, 1994, the Corporation established the General Motors Savings Plans Master Trust (the "Master Trust") pursuant to a trust agreement among the Corporation, Saturn Corporation and State Street Bank and Trust, as trustee of the funds, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by State Street Bank and Trust.

Employee benefit plans participating in the Master Trust include the following:

o General Motors Savings-Stock Purchase Program for Salaried Employees in the United States
o General Motors Personal Savings Plan for Hourly-Rate Employees in the United States
o   Saturn Individual Savings Plan for Represented Members

The Master Trust is composed of six master trust investment options: the GM $1-2/3 Value Common Stock Fund, the Raytheon Class A Common Stock Fund, GM Class H, $.10 Par Value Common Stock Fund, the EDS Common Stock Fund, the Equity Index Fund, and the Balanced Fund. Each of these investment options that are available under the Plan is described in Note A. The EDS Common Stock Fund is not an investment option that is available under the Plan. Each participating employee benefit plan has an undivided interest in the net assets and changes therein of the applicable Master Trust investment options.

The net investment income of each of the Master Trust investment funds is allocated by the trustee to each participating plan based on that plan's interest in each Master Trust investment fund, as compared with the total interest in each Master Trust investment fund of all the participating plans at the beginning of the month.

The Plan's share of the total Master Trust is summarized as follows as of December 31, 1998 and 1997:

                                                   1998           1997

Value of interest in Master Trust               $87,724,172  $68,367,643
                                                ----------   -----------
Percentage of total Master Trust                      0.92%        0.80%
                                                ----------   -----------
Value of interest in the net investment
  income from Master Trust accounts             $18,798,618  $14,903,434
                                                ----------    ----------
Percentage of total Master Trust net
  investment gain                                     0.98%        0.81%
                                                ----------    ----------

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued


The net assets available for benefits of all participating plans in the Master Trust at December 31, 1998 and 1997 are summarized in thousands as follows:

                                                   1998          1997
ASSETS
    Investments, at fair value:
       Common Stock:
          General Motors $1-2/3 par value        $4,403,246   $4,219,576
          General Motors Class H, $0.10 par value   500,474      225,418
          EDS Common Stock Fund                     356,304      460,532
          Raytheon Class A Common Stock Fund        267,580      360,087
          Other                                      20,835       15,110
       U.S. Government Securities                     1,696        2,913
       Common and Collective Trusts               3,901,275    3,167,494
       Cash                                          27,252       51,835
                                                  ---------    ---------
          Total investments                       9,478,662    8,502,965

    Receivables:
       Due from broker for investments sold          21,444        2,664
       Accrued investment income                      4,979        4,791
                                                  ---------    ---------

          Total receivables                          26,423        7,455
                                                  ---------    ---------

          Total assets                            9,505,085    8,510,420
                                                  ---------    ---------
LIABILITIES:
    Due to broker for securities purchased           (1,627)      (8,553)
                                                  ---------    ---------

Net assets available for benefits                $9,503,458   $8,501,867
                                                  =========    =========

The net investment income of all participating plans in the Master Trust for the years ended December 31, 1998 and 1997 is summarized in thousands as follows:

Interest                                         $    3,993    $   4,273
Dividends                                           132,901      148,332
Stock dividend                                            -      314,280
Net appreciation in fair value of investments:
    Common stocks                                   923,472      658,340
    U.S. Government securities                          603          303
    Common and collective trusts                    843,052      703,360
    Registered investment company                     8,200        8,321
                                                   --------    ---------
       Total net appreciation in fair value
          of investments                          1,775,327    1,370,324
                                                  ---------    ---------
       Total investment income                   $1,912,221   $1,837,209
                                                  =========    =========

                        SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Concluded

G.  FEDERAL INCOME TAXES

The Plan was submitted to the Internal Revenue Service (the "IRS") and has received a favorable determination as to its tax-qualified status in meeting the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust established thereunder has been determined to be exempt from United States Federal income taxes under Section 501(a) of the Code.

The United States Federal income tax status of the employee with respect to the Plan is described (1) in the Complete Text of the Plan, and (2) included with the confirmation letters sent to the Participant for withdrawals and distributions of assets.

                                 * * * * * *




                              SATURN INDIVIDUAL SAVINGS PLAN
                                 FOR REPRESENTED MEMBERS

                 Line 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                 AS OF DECEMBER 31, 1998

Column A    Column B          Column C                           Column D     Column E
---------   ----------------  --------------------------------   ----------   -----------
            Identity of
            Issue, Borrower,
            Lessor, or                                                          Current
            Similar Party     Description of Investment             Cost         Value
---------   ----------------  --------------------------------   ----------   -----------
     *     State Street Bank  Value of Interest in General Motors
             and Trust          Savings Plans Master Trust      $77,291,468   $87,724,172

     *     State Street Bank  Fixed Income Fund                   4,189,707     4,427,712
             and Trust
                              Mutual Funds:
     *     Fidelity             Magellan                         17,747,952    18,946,251
     *     Fidelity             Puritan                           9,060,370     9,209,080
     *     Fidelity             Contrafund                       31,053,773    32,195,883
     *     Fidelity             Asset Manager                     2,757,649     2,480,303
     *     Fidelity              Capital Appreciation               133,080       141,243
     *     Fidelity             Retirement Growth                   313,397       298,565
     *     Fidelity              Value                              820,456       714,938
     *     Fidelity              Small Cap Stock                    257,283       272,696
     *     Fidelity              Fifty                              108,668       116,706
     *     Fidelity              OTC Portfolio                      499,269       550,554
     *     Fidelity              Capital & Income                     2,142         2,120
     *     Fidelity              Stock Selector                     283,868       279,736
     *     Fidelity              Disciplined Equity                 257,773       255,970
     *     Fidelity              Growth Company                     503,356       501,356
     *     Fidelity              Dividend Growth                  2,582,836     2,645,938
     *     Fidelity              Trend                               12,089        12,979
     *     Fidelity              Blue Chip Growth                 4,331,224     4,562,980
     *     Fidelity              Fidelity Fund                      940,650       981,414
     *     Fidelity              International Growth & Income      213,078       210,657
     *     Fidelity              Equity Income                      629,385       616,417
     *     Fidelity              Equity Income II                 1,646,926     1,584,154
     *     Fidelity              Real Estate Investment              98,812       102,896
     *     Fidelity              Utilities                          144,020       147,731
     *     Fidelity              Worldwide                          276,023       274,729
     *     Fidelity              Canada                              21,598        22,110
     *     Fidelity              Diversified International          388,989       381,542
     *     Fidelity              Pacific Basin                       71,578        73,534
     *     Fidelity              Growth & Income                  2,866,775     2,928,642
     *     Fidelity              Europe                             712,725       685,887
     *     Fidelity              Overseas                           539,875       531,805
     *     Fidelity              Asset Manager Growth               220,957       202,018
     *     Fidelity              Convertible Securities              51,838        51,268
     *     Fidelity              Balanced                            13,064        13,292
     *     Fidelity              Global Bond                         21,260        21,473
     *     Fidelity              Investment Grade                    97,088        97,123
     *     Fidelity              Government Income                  111,435       111,210
     *     Fidelity              Freedom Income                          28            28
     *     Fidelity              Freedom 2000                           993           988
     *     Fidelity              Freedom 2010                       106,991       107,125
     *     Fidelity              Freedom 2020                       225,104       227,923
     *     Fidelity              Freedom 2030                        38,203        38,826
     *     Fidelity              Aggressive Growth                  177,612       183,083



                              SATURN INDIVIDUAL SAVINGS PLAN
                                 FOR REPRESENTED MEMBERS

                 Line 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                           AS OF DECEMBER 31, 1998 - Concluded


Column A   Column B           Column C                            Column D      Column E
---------  ----------------   ------------------------------     ----------    -----------
           Identity of
           Issue, Borrower,
           Lessor, or                                                            Current
           Similar Party      Description of Investment             Cost          Value
---------  -----------------  ------------------------------     ----------    ----------
     *     Fidelity              Asset Manager Income           $       591    $      592
     *     Fidelity              Global Balance                         501           517
     *     Fidelity              Mid Cap Stock                      251,039       264,983
     *     Fidelity              Low Priced Stock                   588,080       598,528
     *     Fidelity              Export & Multinational             139,134       148,718
                                                                 ----------    ----------

                                  Total Mutual Funds             81,319,537    83,796,511
                                                                 ----------    ----------

                              Loan Fund 6% to 9%                 13,779,219    13,779,219


           New York Life      Investment Contract, 6.72%          5,101,449     5,101,449
           John Hancock
             Mutual Life      Investment Contract, 5.88%         10,088,487    10,088,487
           John Hancock
             Mutual Life      Investment Contract, 6.00%          8,122,654     8,122,654
     *     Metropolitan Life  Investment Contract, 6.00%         18,696,335    18,696,335
                                                                 ----------    ----------

                                Total Guaranteed Investment
                                  Contracts                      42,008,925    42,008,925
                                                                 ----------    ----------
Total Assets Held for Investment                               $218,588,856  $231,736,539
                                                                ===========   ===========


* Indicates party-in-interest

























                                          - 18 -
                                     SATURN INDIVIDUAL SAVINGS PLAN
                                         FOR REPRESENTED MEMBERS

                              Line 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                                  FOR THE YEAR ENDED DECEMBER 31, 1998
                          SERIES OF TRANSACTIONS IN EXCESS OF 5% OF NET ASSETS


Column A               Column B      Column C    Column D   Column E   Column F   Column G     Column H   Column I
---------------   ----------------- ----------  ----------  -------- ----------- ----------   ----------  --------
                                                                       Expense                 Current
                                                                       Incurred                Value of
  Identity of                        Purchase     Selling    Lease       With     Cost of      Asset on   Net Gain
  Party/Broker       Description      Price        Price     Rental  Transaction   Asset     Trans. Date   (Loss)
---------------   ----------------- ----------  ----------  -------- ----------- ----------  -----------  ---------

State Street Bank  Fixed Income    $26,534,929 $     -      $   -    $    -     $26,534,929  $26,534,929  $    -
and Trust          Fund                         23,081,686      -         -      23,081,686   23,081,686       -
                                    ----------- ----------   -------  -------   -----------  -----------   -------



                                   $26,534,929 $23,081,686  $   -    $     -    $49,616,615  $49,616,615  $    -
                                    ==========  ==========   ======== ========  ===========  ===========   =======

There are no single reportable transactions that reach the 5% of beginning net assets criteria.





















                                                 - 19 -